VIA EDGAR

July 15, 2021

Re:	Victoria’s Secret & Co.
Registration Statement on Form 10
File No. 001-40515

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Nicholas Lamparski
Jacqueline Kaufman

Ladies and Gentlemen:

Victoria’s Secret & Co., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-40515) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on July 19, 2021, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

Please do not hesitate to contact Deanna L. Kirkpatrick at (212) 450-4135 or deanna.kirkpatrick@davispolk.com or Roshni Banker Cariello at (212) 450-4421 or roshni.cariello@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

Victoria’s Secret & Co.

By:	/s/ Martin Waters
Name: Martin Waters
Title: Chief Executive Officer

Via EDGAR

CC:	Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP
Roshni Banker Cariello, Davis Polk & Wardwell LLP